EXHIBIT 12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Fiscal years ended December 31,
	2010	2009	2008	2007	2006
Income from continuing operations before taxes on income (1)	$3,845	$1,934	$2,882	$2,271	$1,939
Adjustments:
Equity in earnings of equity affiliates	(1,958)	(1,435)	(1,358)	(983)	(989)
Distributed income of equity affiliates	1,712	755	546	490	363
Net income attributable to noncontrolling interests	(2)	6	(1)	3	11
Amortization of capitalized interest			1	3	4
Fixed charges net of capitalized interest	129	103	78	104	97

Earnings before taxes and fixed charges as adjusted	$3,726	$1,363	$2,148	$1,888	$1,425

Fixed charges:
Interest incurred (2)	$126	$111	$88	$96	$107
Portion of rent expense which represents an appropriate interest factor (3)	21	20	19	25	25
Amortization of debt costs	2	1	2	2	2

Total fixed charges	$149	$132	$109	$123	$134

Ratio of earnings to fixed charges	25.0x	10.3x	19.7x	15.3x	10.6x

(1)	Effective January 1, 2009, equity earnings are now included in income from continuing operations before taxes on income. Prior period amounts conform to the 2009 presentation.
(2)	Interest expense includes amortization expense for debt costs and capitalized interest
(3)	One-third of net rent expense is the portion deemed representative of the interest factor.